UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

918090-101
(CUSIP Number)

Gene P. Otto

Series U of UM Partners, LLC

Series R of UM Partners LLC

1861 Santa Barbara Drive

Lancaster, PA 17601

(717) 735-8021

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series U of UM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,844,535[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
50,844,535[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,844,535[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Beneficial ownership is as of the date of filing this Amendment No. 2. Consists of 397,885 shares of Class A Common Stock and 50,446,650 shares of Class V Common Stock.

2 Calculations are based upon a total of 81,406,827 shares of Class A Common Stock and 59,349,000 shares of Class V Common Stock outstanding as of February 27, 2024 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2023.

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series R of UM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,972,565[3]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,972,565[3]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,972,565[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3 Beneficial ownership is as of the date of filing this Amendment No. 2. Consists of 70,215 shares of Class A Common Stock and 8,902,350 shares of Class V Common Stock.

4 Calculations are based upon a total of 81,406,827 shares of Class A Common Stock and 59,349,000 shares of Class V Common Stock outstanding as of February 27, 2024 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2023.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) hereby amends the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2023 (the “Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”), and relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Utz Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 900 High Street, Hanover, PA 17331. This Amendment No. 2 is being filed to update certain information presented in the Schedule 13D filing.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On March 2, 2024, Series U and Series R delivered a termination notice to Goldman Sachs & Co. LLC pursuant to which Series U and Series R terminated the 10b5-1 Plan previously entered into on March 10, 2023.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 81,406,827 shares of Class A Common Stock and 59,349,000 shares of Class V Common Stock which vote together on the election of directors to the Utz Board as a single class.

The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of any pecuniary interest therein.

(c)  Except as set forth in Annex A to this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock or the Class V Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Annex A

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Reporting Person	Shares of Class A Common Stock Disposed	Price Per Share	Description of Transaction
2/12/2024	Series U of UM Partners, LLC	5,865	$19.0288*	Open market sale pursuant to 10b5-1 plan
2/12/2024	Series R of UM Partners, LLC	1,035	$19.0288*	Open market sale pursuant to 10b5-1 plan
3/4/2024	Series U of UM Partners, LLC	446,250	$17.40	Block trade executed pursuant to Rule 144
3/4/2024	Series R of UM Partners, LLC	78,750	$17.40	Block trade executed pursuant to Rule 144

* The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.00 to $19.07, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

SERIES R OF UM PARTNERS, LLC

By:	/s/ Gene P. Otto
Name:	Gene P. Otto
Title:	Vice President

SERIES U OF UM PARTNERS, LLC

By:	/s/ Gene P. Otto
Name:	Gene P. Otto
Title:	Vice President